UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,

Zhabei, Shanghai, China 200436

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

JA Solar Holdings Co., Ltd. (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Exhibit Description

Exhibit 4.1	Form of Series A-1 Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 4.2	Form of Series A-2 Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 4.3	Form of Series A-3 Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 4.4	Form of Series B Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 10.1	Securities Purchase Agreement, dated as of August 13, 2013, by and among the Company and each of the investors listed on the Schedule of Buyers attached thereto

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements for the quarter ended March 31, 2013

Exhibit 99.2	Recent Developments

Exhibit 99.3	Press release dated August 13, 2013 — JA Solar Announces US$96 million Registered Direct Offering

Exhibit 99.4	Placement Agency Agreement, dated as of August 13, 2013, by and between the Company and Barclays Capital Inc.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of JA Solar Holdings Co., Ltd. ( Registration Numbers 333-188895).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

	By	/s/ Baofang Jin

Name: Baofang Jin

Title: Chief Executive Officer

Date: August 14, 2013

Exhibit Index

Exhibit No.	Exhibit Description

Exhibit 4.1	Form of Series A-1 Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 4.2	Form of Series A-2 Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 4.3	Form of Series A-3 Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 4.4	Form of Series B Warrant to Purchase Ordinary Shares represented by American Depositary Shares

Exhibit 10.1	Securities Purchase Agreement, dated as of August 13, 2013, by and among the Company and each of the investors listed on the Schedule of Buyers attached thereto

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements for the quarter ended March 31, 2013

Exhibit 99.2	Recent Developments

Exhibit 99.3	Press release dated August 13, 2013 — JA Solar Announces US$96 million Registered Direct Offering

Exhibit 99.4	Placement Agency Agreement, dated as of August 13, 2013, by and between the Company and Barclays Capital Inc.